

Automated Coffee Shop, Inc (dba Octane Coffee)

Consolidated Financial Statements for the periods ending:

December 31st, 2018

and

December 31st, 2019

Table of Contents

Automated Coffee Shop, Inc (dba Octane Coffee)

Notes to the Financial Statements

Fiscal Years Ended December 31, 2018 and 2019

1. ORGANIZATION AND PURPOSE

Automated Coffee Shop, Inc. (the “Company”), is a corporation organized under the laws of the State of Delaware. The Company operates a robotic coffee drive-thru ‘vending machine’ business and derives revenue from sales of premium coffee, tea, and juice drinks.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on cash basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the cash basis of accounting, our company recognizes revenues and expenses at the time cash is received or paid out.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in

domestic financial institutions. For the fiscal years ended December 31, 2018 and December 31, 2019, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events

Business Timeline:

November 13th, 2018: Delaware C-Corp entity filed, 10M common stock shares are initially authorized. 7.5M shares issued to Adrian Deasy (Founder & CEO, ~75% equity).

November 29th, 2018: First investor commits $50k towards the concept, 1.5M common stock issued to investor (~15% equity, $333,333 business valuation).

January 2019: Purchased commercial coffeemaker, industrial robot, and electronic components to create ALPHA prototype. Early prototype system up and running by April 2019.

July 15th, 2019: 500k common stock issued to co-founder and early control software development team member (5% equity). 5% of common stock (500k shares) remain available and unissued.

October 2019: Completed revamp of prototype unit into BETA level hardware platform for future development and upgrade testing.

May 15th, 2020: Started $400k Seed Round raise to scale-up hardware into full-scale drive-thru launch in Milwaukee, WI.

September 1st, 2020: Lancaster Investments commits $100k using post-money SAFE note with $2.5M valuation cap and 10% discount. Two other investors commit an additional $50k at the same terms.

October 15th, 2020: Company secured a $50k commercial equipment financing package with a local lender to purchase the majority of hardware scale-up needs (coffeemakers, commercial refrigeration, cold brew coffee/tea/juice/syrup dispensers, and industrial inkjet printer). Terms are: 3-year term, 25% down payment, 4.75% interest, roughly $1,100/mo.

November 13th, 2020: Company sets up WeFunder campaign to raise $55k-100k from friends/family/fans of the company, roughly $20k is spoken for already. This will wrap up our Seed Round fundraising and help us launch our pilot drive-thru location during Q1 of 2021.

Automated Coffee Shop, INC (DBA - Octane Coffee)

Balance Sheet

For the Years Ending [Dec 31, 2018 and Dec 31, 2019]

Assets	2018	2019
Current Assets		
Cash	50,000	10,000
Accounts receivable	-	-
Inventory	300	895
Prepaid expenses	-	-
Short-term investments	-	-
Total current assets	50,300	10,895
Fixed (Long-Term) Assets		
Long-term investments	-	-
Property, plant, and equipment	650	40,119
(Less accumulated depreciation)	-	(5,988)
Intangible assets (Software and Mobile App)	5,000	32,000
Total fixed assets	5,650	66,131
Other Assets		
Deferred income tax	-	-
Other	-	-
Total Other Assets	-	-
Total Assets	**55,950**	**77,026**

Liabilities and Owner's Equity		
Current Liabilities		
Accounts payable	-	-
Short-term loans	-	-
Income taxes payable	-	-
Accrued salaries and wages	-	-
Unearned revenue	-	-
Current portion of long-term debt	-	-
Total current liabilities	-	-
Long-Term Liabilities		
Long-term debt	-	-
Deferred income tax	-	-
Other	-	-
Total long-term liabilities	-	-
Owner's Equity		
Owner's investment	55,950	77,026
Retained earnings	-	-
Other	-	-
Total owner's equity	55,950	77,026
Total Liabilities and Owner's Equity	**55,950**	**77,026**

Common Financial Ratios		
Debt Ratio (Total Liabilities / Total Assets)	0.00	0.00
Current Ratio (Current Assets / Current Liabilities)		
Working Capital (Current Assets - Current Liabilities)	50,300	10,895
Assets-to-Equity Ratio (Total Assets / Owner's Equity)	1.00	1.00
Debt-to-Equity Ratio (Total Liabilities / Owner's Equity)	0.00	0.00

Automated Coffee Shop, INC (DBA - Octane Coffee)

Income Statement

For the Years Ending [Dec 31, 2018 and Dec 31, 2019]

Revenue	2018	2019
Sales revenue	-	-
(Less sales returns and allowances)		
Service revenue		
Interest revenue		
Other revenue		
Total Revenues	**-**	**-**

Expenses		
Advertising		
Bad debt		
Commissions		
Cost of goods sold	200	895
Depreciation	-	5,988
Employee benefits		
Furniture and equipment		39,224
Insurance		
Interest expense		
Maintenance and repairs		
Office supplies		
Payroll taxes		
Rent		
Research and development	2,000	32,000
Salaries and wages		
Software		
Travel		
Utilities		
Web hosting and domains		
Other		
Total Expenses	**2,200**	**78,107**
Net Income Before Taxes	(2,200)	(78,107)
Income tax expense	-	-
Income from Continuing Operations	**(2,200)**	**(78,107)**

Below-the-Line Items		
Income from discontinued operations		
Effect of accounting changes		
Extraordinary items		
Net Income	**(2,200)**	**(78,107)**

Automated Coffee Shop, INC (DBA - Octane Coffee)
Cash Flow Statements

For the Year Ending	12/31/2018	12/31/2019
Cash at Beginning of Year	1,000	50,000

Operations

Cash receipts from		
Customers	0	0
Other Operations	0	0
Cash paid for		
Inventory purchases	(300)	(895)
General operating and administrative expenses	0	0
Wage expenses	0	0
Interest	0	0
Income taxes	0	0
Net Cash Flow from Operations	**(300)**	**(895)**

Investing Activities

Cash receipts from		
Sale of property and equipment	0	0
Collection of principal on loans	0	0
Sale of investment securities	0	0
Cash paid for		
Purchase of property and equipment	0	(46,107)
R&D - Hardware and Software Development	(2,000)	(32,000)
Making loans to other entities	0	0
Purchase of investment securities	0	0
Net Cash Flow from Investing Activities	**(2,000)**	**(78,107)**

Financing Activities

Cash receipts from		
Issuance of stock	50,000	0
Borrowing	0	0
Self Funding from Co-Founder Savings	1,300	39,002
Cash paid for		
Repurchase of stock (treasury stock)		
Repayment of loans	0	0
Dividends	0	0
Net Cash Flow from Financing Activities	**51,300**	**39,002**

Net Increase in Cash	**49,000**	**(40,000)**

Cash at End of Year	50,000	10,000

Automated Coffee Shop, Inc (dba Octane Coffee)
Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, NOVEMBER 13th, 2018 (INCEPTION)	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	9,000,000	$ 90	-	$ -	$ 50,000	$ -	$ 50,090
Other comprehensive gain/(loss)	-	$ -	-	$ -	$ -	$ -	$ -
Net Income	-	$ -	-	$ -	$ -	$ (2,200)	$ (2,200)
ENDING BALANCE, DECEMBER 31st, 2018	**9,000,000**	**$ 90**	**-**	**$ -**	**$ 50,000**	**$ (2,200)**	**$ 47,890**
BEGINNING BALANCE, JANUARY 1st, 2019	9,000,000	$ 90	-	$ -	$ 50,000	$ (2,200)	$ 47,890
Contributions	500,000	$ 5	-	$ -	$ 39,002	$ -	$ 39,007
Other comprehensive gain/(loss)	-	$ -	-	$ -	$ -	$ -	$ -
Net Income	-	$ -	-	$ -	$ -	$ (78,107)	$ (78,107)
ENDING BALANCE, DECEMBER 31st, 2019	**9,500,000**	**$ 95**	**-**	**$ -**	**$ 89,002**	**$ (80,307)**	**$ 8,790**